UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*


                                   Unit Corp.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                    909218109
                                 (CUSIP Number)


                                December 31, 2004
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x]  Rule 13d-1(b)
                                [ ]  Rule 13d-1(c)
                                [ ]  Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909218109                      13G                   Page 2 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Forstmann-Leff Associates, LLC
   52-2169043

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
    NUMBER OF
     SHARES            1,135,415 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          535,284 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       1,824,657 shares

                    8  SHARED DISPOSITIVE POWER

                       650,007 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,474,664 shares (includes shares beneficially owned by FLA Asset Management, LLC)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.4%

12  TYPE OF REPORTING PERSON

    IA, OO

CUSIP NO. 909218109                      13G                   Page 3 of 7 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   FLA Asset Management, LLC
   52-2169045

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

                    5  SOLE VOTING POWER
    NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          535,284 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       650,007 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    650,007 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    1.4%

12  TYPE OF REPORTING PERSON

    IA, OO

                                                               Page 4 of 7 pages

Item 1(a) NAME OF ISSUER:

         Unit Corp.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1000 Kensington Tower
         7130 South Lewis Avenue, Suite 1000
         Tulsa, Oklahoma 74136

Item 2(a) NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

         590 Madison Avenue
         New York, New York  10022

Item 2(c) CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.20 par value

Item 2(e) CUSIP NUMBER:

         909218109

Item 3 Forstmann-Leff Associates, LLC, a Delaware limited liability company, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). FLA Asset Management, LLC, a Delaware limited liability company, is a registered investment adviser under the Act and a subsidiary of Forstmann-Leff Associates, LLC.

                                                               Page 5 of 7 pages

Item 4    OWNERSHIP:

     (a)  Amount beneficially owned:
          See Item 9 of the cover pages attached hereto

     (b)  Percent of Class:
          See Item 11 of the cover pages attached hereto

     (c)  See Items 5 through 8 of the cover pages attached hereto

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Unit Corp. No one client's interest in the Common Stock of Unit Corp. is more than five percent of the total outstanding Common Stock.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 7 pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005


                                      FORSTMANN-LEFF ASSOCIATES, LLC


                                      By:  /s/ Kristin Mariani
                                      Chief Compliance Officer


                                      FLA ASSET MANAGEMENT, LLC


                                      By:  /s/  Forstmann-Leff Associates, LLC,
                                      its Sole Member


                                      By:  /s/ Kristin Mariani
                                      Chief Compliance Officer

                                                               Page 7 of 7 pages

                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

         The  undersigned,   Forstmann-Leff   Associates,   LLC  and  FLA  Asset
Management, LLC agree that the statement to which this exhibit is appended is filed on behalf of each of them.


February 14, 2005

                                      FORSTMANN-LEFF ASSOCIATES, LLC


                                      By:  /s/ Kristin Mariani
                                      Chief Compliance Officer


                                      FLA ASSET MANAGEMENT, LLC


                                      By:  /s/  Forstmann-Leff Associates, LLC,
                                      its Sole Member


                                      By:  /s/ Kristin Mariani
                                      Chief Compliance Officer